Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
SEC Registration Statement No.: 333-147304
From time to time, The Toronto-Dominion Bank (the “Bank”) makes written and oral forward-looking statements, including in this filing which includes a transcript of the Q4 2007 earnings conference call held on November 29, 2007, and in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2008 for each of our business segments are set out in the 2007 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2008”, as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors — many of which are beyond our control — that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section of the Bank’s 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; th e possible impact on the Bank’s businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 59 of the Bank’s 2007 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

In addition to the factors described above, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The proposed merger transaction involving the Bank and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A TRANSCRIPT OF THE Q4 2007 EARNINGS CONFERENCE CALL HELD ON NOVEMBER 29, 2007.
TD BANK FINANCIAL GROUP
Q4 2007 EARNINGS CONFERENCE CALL
THURSDAY, NOVEMBER 29, 2007
DISCLAIMER

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE TORONTO-DOMINION BANK’S (THE “BANK”) Q4 2007 EARNINGS CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES THE BANK ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THE BANK’S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE CONFERENCE CALL ITSELF AND THE BANK’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
FORWARD-LOOKING INFORMATION

From time to time, the Bank makes written and oral forward-looking statements, including in this transcript, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2008 for each of our business segments are set out in the 2007 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2008”, as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors — many of which are beyond our control — that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section of the Bank’s 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank’s businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of d isease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 59 of the Bank’s 2007 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
In addition to the factors described above, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.

The proposed merger transaction involving the Bank and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
CORPORATE PARTICIPANTS

Ed Clark	President & CEO, TD Bank Financial Group
Colleen Johnston	CFO, TD Bank Financial Group
Bob Dorrance	Chairman, CEO & President, TD Securities
Bernie Dorval	Co-Chair, TD Canada Trust
Bill Hatanaka	Chairman & CEO, TD Waterhouse
Bharat Masrani	President & CEO, TD Banknorth
Mark Chauvin	EVP & Chief Risk Officer
Tim Thompson	VP Investor Relations, TD Bank Financial Group
CONFERENCE CALL PARTICIPANTS

Jim Bantis	Credit Suisse First Boston — Analyst
Michael Goldberg	Desjardins Securities — Analyst
Ian de Verteuil	BMO Nesbitt Burns — Analyst
André Hardy	RBC Capital Markets — Analyst
Brad Smith	Blackmont Capital — Analyst
Sumit Malhotra	Merrill Lynch — Analyst
Shannon Cowherd	Citigroup — Analyst
Mario Mendonca	Genuity Capital Markets — Analyst
Darko Mihelic	CIBC World Market— Analyst
Rob Sedran	National Bank Financial — Analyst
PRESENTATION

Tim Thompson — Toronto-Dominion Bank — VP IR
Good afternoon and welcome to the TD Bank Financial Group’s fourth quarter 2007 investor presentation. My name is Tim Thompson and I am Vice President of Investor Relations at the Bank.

We will begin today’s presentation with strategic remarks from Ed Clark, the Bank’s CEO, after which Colleen Johnston, the Bank’s CFO, will present the Bank’s fourth quarter operating performance. We will then entertain questions from those present, as well as prequalified analysts and investors on the phone.
Also present today to answer your questions are Bob Dorrance, Chairman and CEO of TD Securities; Bernie Dorval, Co-Chair of TD Canada Trust; Bill Hatanaka, Chairman and CEO of TD Waterhouse; Bharat Masrani, President and CEO of TD Banknorth; and Mark Chauvin, Chief Risk Officer, TD Bank Financial Group. Tim Hockey, Co-Chair of TD Canada Trust is away ill today. Please direct all questions on Canadian P&C to Bernie.
We’re trying to keep the call to about one hour, with Ed’s and Colleen’s remarks taking up about half that time. As well, we’re asking those participating in the question-and-answer portion of the call to ask one question at a time so that everybody has an opportunity to contribute.
Please turn to Page 2. We know that this presentation contains forward-looking statements, and actual results could differ materially from what is discussed. Certain material factors or assumptions were applied in making these statements. For additional information, we refer you to our 2007 MD&A. This document includes a description of factors that could cause actual results to differ, and can be found on our website at TD.com. We also refer you to the SEC filings of TD and Commerce and TD’s filings with securities regulators in Canada. Please note that the discussion of the Commerce transaction during this presentation has been addressed in the preliminary prospectus/proxy statement filed with the SEC. We urge you to read it, as it contains important information.
Ed, over to you.

Ed Clark — Toronto-Dominion Bank — CEO
Thanks Tim, everyone, for joining us this afternoon. Colleen is going to be up shortly to give you more detail on the fourth quarter and on the year overall. But I would like to start by summarizing 2007, commenting a bit on the current financial situation and on our outlook for the Bank.
From our perspective we had a great fourth quarter, ending a spectacular 2007. Every TD business grew at double-digit pace year-over-year. Our strategies were validated. Our franchises were reinforced. And most important of all, our people, the heart and soul of our organization, delivered as they always do.
What makes our result so meaningful is that they were not built on short-term gains or risky strategies which paid off. Rather they represent a consistent focus on growing franchise earnings and constantly investing for the future to extend our competitive edge. This focus played out for us in a number of highlights for this year.
We launched even longer branch hours, 50% longer than our peers. We opened 38 new branches, including our 100th branch in the Province of Quebec. We added 139 client-facing advisers and hundreds more customer-facing employees. We continued to hold the number one or two market share position in almost all retail products. TD Canada Trust was recognized by J.D. Power and Synovate for being the number one bank in customer service in Canada. We know retail banking.
TD Securities solidified their position as a top three dealer in Canada and had no write-downs to report. Our Canadian retail businesses together earned over C$2.75 billion during the year, up 16%. More importantly, every year since 2002 we have grown their earnings at double-digit rates, more than doubling our bottom line from C$1.2 billion. In 2002, TD’s Canadian retail earnings made up 21% of the total Canadian retail earnings of the top five banks in Canada. By 2007, TD’s share was 25%, a remarkable shift.

Complementing this retail base in Canada is a growing retail franchise in the United States. This year we earned C$620 million on an adjusted basis in the United States. TD Ameritrade successfully transitioned TD Waterhouse USA clients to its platform. We privatized and repositioned TD Banknorth. And we announced our intention to acquire Commerce Bank, setting the stage for a unique U.S. growth franchise, built on the same winning factors in place in TD Canada Trust.
In light of recent market events, the most noteworthy success of 2007 has been the performance of our Wholesale Banking which increased earnings 24%. TD Securities stuck to their business strategy. They solidified their position as a top three dealer in Canada, they delivered great trading results, and they produced near record earnings. They also avoided the hazards which hurt many banks around the world. Let’s put this outcome in context.
Our outperformance in Wholesale did not happen by accident. We were today — where we are today reflects specific decisions that were consistent with our view on risk/reward and transparency that we promised and delivered to our shareholders. The result for TD Bank as a whole, 23% adjusted EPS growth for our shareholders, topping off a five-year run of 21% earnings per share compounded growth on the same basis, and a 23% total shareholder compounded return. Our dividends have grown almost 14% annually over the past five years, and increased by 19% this year, a clear indication of the Board’s confidence in TD’s ability to consistently grow earnings over time.
Now let me anticipate an obvious question about this morning’s announcement of Citadel’s investment in E*TRADE. Obviously I’m not going to comment on another company’s business decisions. What I can say is that we have backed TD Ameritrade’s consistent position that it will make acquisitions which make sense for its shareholders. They have to make sense financially in risk terms and strategically. TD Ameritrade has a great organic growth strategy which continues to gain traction, and has no need to do an acquisition. But it does remain open to opportunities, but only those which meet these three criteria.
Let me also briefly comment on recent financial market turmoil. The markets continue to be disturbed by an ongoing series of write-offs at financial institutions. The press characterize the markets as being hit by a credit crisis. I characterize it as a subprime credit crisis leading to a liquidity crisis in the financial industry, driven by a lack of transparency about the risk banks were taking or passing on to their clients and customers.
Now current write-downs are part of the cure. What is understandably disturbing the market is the extent to which many institutions relied on these various activities as a source of income. The market has combined this realization with a lack of visibility on the ultimate fallout in the housing market in the United States, and therefore is concerned with the risk of both future write-downs and slower underlying growth. Today the market is punishing all banks in a similar fashion. Over time the markets will begin to differentiate between banks on the basis of the quality of their earnings.
TD Bank is a positive outlier because our business philosophy guided us to avoid third-party asset-backed paper, to ensure that we had no exposure to U.S. subprime lending and to exit the structured product businesses. Now these decisions cost us income at the time, but they were in line with what we had promised the market, consistently growing franchise earnings without taking long tail risk. As a result, we have no write-downs this quarter. Going forward, our Wholesale Bank is not looking to replace lost income. The financial turmoil has had an effect on our businesses, as Colleen will describe, but on a net basis, it has not been material.

What about 2008? Well, it is easy in these markets to get spooked by both current events and the lack of visibility into painting a too pessimistic view of the outlook. That said, there are a number of issues that we’re following very closely. The most difficult to predict is the economic impact of the financial turmoil. The subprime crisis threatens U.S. growth, compounding the impact on Canada, as we are already trying to cope with the strong Canadian dollar. Given what is going on in the markets, we believe the Canadian economy will slow down. Having said that, strong employment growth has continued here in Canada and in the United States, and our nonperformers are quite contained. And while we see our businesses slowing, they are slowing from what really had been spectacular results. Clearly if the United States and Canada hit a major downturn, which we are not assuming, results could be worse.
So what is the view that is embedded in our operational plans for 2008? We see 2008 as a good year within our target 7% to 10% earnings per share growth range, but perhaps at the lower end of that range because of the earnings dilution resulting from the Commerce acquisition. And while we have contingency plans for expense reductions, we will continue to reinvest in our franchises in order to ensure continued strength in 2009. All in, we are feeling rather good about 2008 at the TD Bank.
Let me turn to each of our businesses. We have already publicly outlined what we hope to achieve in 2008 in the United States. We are targeting total U.S. retail earnings approaching C$1 billion coming from TD Ameritrade, TD Banknorth and Commerce, assuming it closes. This result will be up almost 60% from 2007 levels. The main worry for us here is the Canadian-U.S. dollar and that we may experience some modest pressure on PCLs. An average exchange rate above par could make it challenging for us to achieve that goal.
Our domestic retail businesses should slow down from the very high levels of growth we have seen over the past few years and we do face the real risk of rising PCLs in the latter half of 2008. But overall, we feel good about the strength of our position moving forward. I know our teams are focused on delivering as close to C$3 billion in earnings despite these challenges. Together with our U.S. earnings it would mean that we could be earning close to C$4 billion in retail earnings alone, a strong anchor for any franchise. On top of that, you would add the earnings from our outstanding Wholesale business.
Speaking of Wholesale, although we are going to start the year with relatively strong security gains, we do expect to slow down in TD Securities earnings from the near record pace this year. Finally, for corporate, Colleen has previously indicated our expected earnings range.
Looking at our immediate future, upon the successful closing of the Commerce deal, we will be focused on integration and getting it done right. I know we have the expertise of the best people from both sides to make it happen in a way that preserves the best features of both banks. We’ve got an unbelievable opportunity to transform TD into the first North American bank, a high-growth, customer focused bank owning the brand position of North America’s most convenient bank.
In closing, we obviously had a tremendous 2007. When you look around the world, there are few banks that look like TD Bank. There are few major banks with no write-downs in 2007. Our domestic retail operations and our Wholesale Bank delivered spectacular results, and we have established a great platform in the United States.
We have continued to invest in our leading franchise businesses, and the results have shown. We’re confident we can take the best of this model to grow in the United States and be a North American leader. On that note, I will turn things over to Colleen.

Colleen Johnston — Toronto-Dominion Bank — CFO
Let me first take you briefly through the full year 2007 results before we address the fourth quarter. Please turn to slide 4. 2007 was another exceptional year. Total bank adjusted net income was C$4.2 billion, up 24% from last year, while adjusted EPS of C$5.75 was up 23%, well above our 7% to 10% goal. We increased our total dividend by 19%, in line with earnings growth.

On an adjusted basis, all business segments posted double-digit earnings growth this year. Canadian retail was up 16%, generating record earnings of C$2.8 billion on broad based revenue growth. U.S. retail was up 43% on an adjusted basis, benefiting from additional ownership through the privatization of TD Banknorth, which was completed in April. Earnings from TD Ameritrade were C$261 million versus C$180 million last year, up 45%.
Full year earnings of C$824 million in Wholesale were well above expectations, up 24% from prior year adjusted results. Our Corporate segment was up C$90 million on adjusted basis, driven primarily by reductions in corporate support expenses, favorable tax items, lower U.S. brand advertising, and capital tax and GST recoveries.
We continue to be very pleased with our productivity performance. At the all bank level, adjusted revenues grew by 6% versus last year, while expenses on the same basis were up just 2%, a gap of 400 basis points.
This drove our adjusted efficiency ratio to 59.6%, an improvement of almost 300 basis points. Please turn to Page 5. Moving on to the quarterly highlights, total bank adjusted net income was C$1.021 billion, up 17% from last year. This translated to adjusted earnings per share of C$1.40, up 17% from last year. All of our businesses contributed to the growth.
Our Canadian retail businesses continue to perform very well, increasing 16% versus last year to C$691 million for the quarter. Net income from our U.S. retail businesses, TD Banknorth and TD Ameritrade, was C$199 million, up 72% from last year.
Our Wholesale net income of C$157 million was up 8% versus last year in our traditionally weak fourth quarter. The Corporate segment posted a loss of C$26 million on an adjusted basis, which is within our targeted range of (C$20) million to (C$40) million per quarter. Our capital ratios remain strong, with our Tier 1 ratio at 10.3% and the tangible common equity ratio at 7.4%.
Let me provide a short update on Basel II. Canadian banks are subject to the requirements of Basel II as of November 1, 2007, the beginning of our fiscal year. We fully expect to receive our approval to use the advanced internal ratings-based model approach for credit risk in Q1 of 2008. This approval should have a favorable affect on our regulatory capital requirements in 2008.
On page 6 we see reported net income was C$1.094 billion or C$1.50 per share, and adjusted net income was C$1.021 billion or C$1.40 per share. I will comment on three of our items of note this quarter.
First, amortization of intangibles was C$99 million this quarter or C$0.14 per share. Second, general allowance release. This item, driven by revised loss rate assumptions gathered through new Basel II processes, totaled C$39 million or C$0.05 per share. Third, Visa gain on restructuring previously announced represents a one-time gain realized as a result of the Visa global restructuring. The amount, the income was C$135 million or C$0.19 per share.
Let’s take a look at our businesses starting with Canadian retail on page 8. We include a basic P&L for our Canadian retail business, which combines both Canadian P&C and Canadian Wealth results. We are very pleased with our 16% year-over-year growth in this business.
Turning to page 9, we show results for the Canadian Personal and Commercial Bank, TD Canada Trust. Net income of C$572 million was down 4% from Q3, but up 14% from last year. This is our 20th consecutive quarter of double-digit earnings growth in this segment. Quite an achievement.

On page 10 we show revenues for TD Canada Trust of C$2.2 billion, a new record, up 10% from last year. The increase was supported by strong broad-based volume growth and higher fee revenue. Strong volume growth contributed to the C$113 million or 9% year-over-year growth in net interest income. In terms of volume growth, real estate secured lending was up 11%, while Visa cardholder was up 18%. On the business side, small-business deposits were up 8%, commercial loans were up 11%, and commercial deposits were up 9%. Other income was up C$91 million or 14% from stronger sales and service fees and higher FX commissions. Insurance revenues also rose on contributions from both TD Life and TD Meloche Monnex. Overall, we continue to experience strong topline growth in TD Canada Trust. For 2008 we expect to see revenue growth in the high single digits.
On page 11 we show our net interest margin for the quarter at 3.03%, down 4 basis points from last year and last quarter. The decrease was largely attributable to a tightening of the prime BA spread due to volatility in credit markets, shifting product mix, and intense competition for high yield savings deposit accounts. Looking to 2008, it is tough to predict margins with certainty given current market conditions. That said, we do expect margin declines, but likely they will be modest.
Turning to page 12, provision for credit losses increased C$44 million from last year to C$176 million and C$25 million from last quarter. Our Personal Banking provisions increased C$54 million year-over-year, primarily due to changes in credit granting criteria and higher personal lending and credit card volume. Although we have already taken action on credit scoring, we expect continued PCL growth as time is needed for changes to work through the system. In addition, continued volume growth in cards will continue to exert upward pressure on PCLs.
Reflecting the higher loss rate experience our PCL as a percentage of average assets is up 4 basis points versus last quarter, but remains in the mid range of our peer group. Small business and commercial banking provisions remain at historically low levels, with low new formations. If the Canadian dollar remains strong, we could see an increase in formations in the second half of 2008.
Please turn to Page 13. Expenses at C$1.1 billion were up 4% over last year and 6% quarter over quarter. At 51.8% our efficiency ratio improved by 300 basis points compared to last year, but was not quite as strong as the record level achieved in Q3.
The increase in cost reflects mainly investments in growth. These include investments and initiatives such as new branches and extended branch hours. Our hours are now 50% greater than the average of our peers. Compared to Q4 2006 we have increased staff levels by 4%, with over 500 people added in the fourth quarter, primarily sales and service personnel in our branches and call centers. We also added 14 branches in the quarter for a total of 38 new branches in 2007, more than any of our peers. Over the last four years we have opened 101 new branches compared to 138 new branches for the other five banks combined. Even with investment related spending this quarter, we had strong operating leverage of 6%.
Going into 2008 we will continue to grow our revenues faster than our expenses. We remain committed to investing for the future to widen our lead versus the competition, and have made strategic decisions to build more branches and extend our hours. These decisions mean expense growth will be slightly higher in fiscal 2008 relative to last year. So if revenue growth slows you may see a revenue expense gap of less than 300 basis points in the year ahead.
Page 14, market share. Personal lending share was down 10 basis points versus last year, while deposit share is down 56 basis points. Our deposit volume growth did not keep pace with the industry, especially in the term deposit category, where pricing was much more competitive as other financial institutions experienced difficulty raising longer term funds in the wholesale market.

We continue to see market share gains in our credit card business with our Visa market share up 35 basis points year-over-year to 8.41%. Market share for small-business lending rose 44 basis points versus last year, while other business loans are up 32 basis points. Our commitment to business banking is paying off as we are continuing to see good progress in the growth of these businesses.
Let’s turn to Canadian Wealth Management on page 14, which excludes TD Ameritrade. This business generated net income of C$119 million, up 25% from last year. Another very strong quarter.
Page 16. Total revenues of C$581 million were up 15% from last year, with strong growth across all businesses. This growth was 13% excluding the mutual fund methodology change implemented part way through Q1 of ‘07. Mutual fund revenue increased largely due to 15% growth in assets under management to C$56 billion. Revenues from the advice channels grew from last year and is attributed to a 15% growth in assets and an increase of 139 client-facing advisers.
Discount brokerage revenues were up year-over-year on higher net interest income, mutual fund trailers, and foreign exchange. Higher trades per day were offset by lower average commissions. Expense growth of 12%, or 8% excluding the mutual fund methodology change, to C$399 million was mainly revenue related.
On page 17 we provide a breakdown of the TD Mutual Fund business as a percentage of both the banks and the large industry group. Versus last quarter market share for long-term mutual funds is up 5 basis points for the industry and down 13 basis points for banks. For 2007, TD Asset Management ranked second overall in long-term fund net sales at C$3.5 billion.
On to U.S. retail. Page 19 shows our U.S. retail business, which consists of TD Banknorth and TD Ameritrade. Net income was up 72% from last year.
Next slide. Here we see the contribution made by the U.S. P&C segment to TD Bank Financial Group in both Canadian and U.S. dollars. TD’s fourth quarter U.S. P&C Banking segment net income was C$124 million, up C$15 million from last quarter’s results, and up C$61 million from Q4 of ‘06. This result is slightly ahead of the C$123 million we projected at our TD Banknorth investor day this past June. Although we earned through a strengthening Canadian dollar once again, we do face some headwinds given the current strength of the dollar and intense competition in the U.S. The increase from Q3 was due to higher average ownership, up from 91% to 100% and improved core earnings.
Please turn to slide 21. U.S. P&C U.S. dollar revenue was US$457 million this quarter, up 2% quarter-over-quarter and 7% year-over-year. Contributing to the revenue improvement was good growth in other income, mainly resulting from fee initiatives. The margin improvement of 14 basis points was the result of some non-recurring items. Going forward, we see modest continued pressure on our margin from the Q3 level due to sustained competitive pressure in the U.S.
With respect to volume growth versus last quarter, loan balances were flat due to the slow real estate markets. Growth in personal deposits was offset by seasonal declines in government banking deposits. The introduction of EarnSmart, TD Banknorth’s high-yield money market account, has helped reverse the decline in personal banking deposits. To date, over US$2.8 billion in deposits have been generated by the product, of which US$1.1 billion is new money.
As we reiterated last quarter, our revenue initiatives will continue to focus on the customer experience, including longer branch hours, filling product gaps in the retail business lines, investing in new and renovated branches, and tailoring our compensation programs to align incentives with revenue growth and an improved customer experience.

Turning to slide 22. You can see U.S. dollar PCLs were up slightly in the quarter, totaling US$34 million versus US$31 million last quarter. Net impaired loans as a percentage of total loans of 0.76% was flat to the prior quarter. We remain cautiously optimistic regarding our overall asset quality, but the portfolio is still vulnerable to any further weakening in the U.S. economy.
Please turn to slide 23. In U.S. dollars, non-interest expense was relatively flat compared with Q3 of ‘07. This expense control reflected staff reductions due to branch optimization and process improvements, offset by investments to increase future growth. We continue to target the upper end of our 2008 expense reduction goal of 5% to 8% or US$50 to US$80 million.
Slide 24. On October 2, we announced the acquisition of Commerce Bank. With this transformational deal, assuming shareholder and regulatory approval, we will have achieved critical mass in retail banking in the United States. We believe that we will accelerate our U.S. organic growth plans by bringing together the best of TDBFG, TD Banknorth and Commerce. We formed an executive committee, chaired by Bharat Masrani, President and CEO of TD Banknorth, and an integration office. We also appointed team leaders of integration committees who are responsible for key deliverables. Members of these various committees have been announced.
In addition, we have established our guiding principles and objectives for the integration. These include delivering an outstanding customer experience centered on service and convenience, cross-selling more products to our customers, delivering on our financial commitments, and ensuring we maintain a positive employee experience.
Given the breadth of integration experience we have developed at TDBFG, ranging from the merger of TD and Canada Trust to the 27 acquisitions and integrations completed by TD Banknorth, we are confident of our success. We will keep you posted on a quarterly basis as material events warrant.
We now expect the proxy statement/prospectus will be mailed to Commerce shareholders in December. And as a result, the transaction should close in the February or March 2008 timeframe, subject to shareholder approval and approvals from U.S. and Canadian regulatory authorities. This is about a month earlier than originally anticipated.
Turning to U.S. Wealth Management, TD Ameritrade reported fourth quarter earnings of US$20 million, EPS of US$0.33 per diluted share, net revenue of US$575 million, and average trades of 278,000 client assets of US$303 billion. All records. What a tremendous quarter.
TD’s investment in TD Ameritrade generated C$75 million of net income for the quarter, up 42% from the fourth quarter of last year. The increase was attributable to higher TD Ameritrade earnings and an increase in economic ownership, partially offset by higher TD funding cost allocation to the segment. Quarter-over-quarter earnings from TD Ameritrade were up C$16 million. This was due to higher base earnings partially offset by the impact of the stronger Canadian dollar. Recently released October trends show a 27% increase in trades per day from September, a very strong result.
Let’s now turn our focus to the Wholesale business. On slide 27 we see Wholesale generated net income of C$157 million, up 8% from last year. Let’s look at the details on slide 28. Wholesale revenue of C$525 million was up C$32 million or 6% from last year. Trading revenue was up from last year as strong revenue in equity derivatives, foreign exchange and fixed-income was offset by — or partially offset by weakness in vanilla credit products due to credit spread widening, as well as divergence in normal pricing relationships in bond, loan and credit default swap markets.
Our total domestic franchise revenue was up slightly from last year as syndications, M&A, equity block trading and trade finance continued to generate good results. Investing revenue was down this quarter as security gains of C$61 million were down from the prior year. Unrealized gains at over C$1.2 billion were up from the end of Q3 ‘07, driven by gains in the merchant banking portfolio. Looking forward, our unrealized gain number will likely decline, tracking the weakness in public equity markets and the realization of these merchant banking gains.

Provision for credit losses of C$4 million reflects the cost of credit protection on the lending portfolio, reduced by a recovery in the quarter. Expenses of C$274 million decreased 6% due to good expense control. During the quarter we announced that we would provide global style liquidity to our bank-sponsored ABCP, which was responsible for about half of the growth in Wholesale RWA this quarter. Of note, the market for bank-sponsored ABCP continues to improve.
Please turn to slide 29. On slide 29, we reconfirm our very limited exposure to certain products and structures that we presented in Q3. As with last quarter, TD has no exposure to U.S. subprime mortgages directly or through CDO structures. We have added three lines to this chart for Q4. One is in response to numerous questions on underwriting commitments. For clarity we do mark-to-market all of our underwriting commitments on loans to be syndicated, as required by the Financial Instruments Accounting Standard but this did not affect our Q4 results.
Two, we don’t have any TD-sponsored SIVs. Three, there is a lot of interest in level 3 assets and liabilities, and we have disclosed our exposures in our MD&A page 76. Our exposure is very low at less than 1%, with the major items in this category supporting normal course business. The two largest items relate to our mortgage securitizations and equity linked GICs supporting our retail channel.
Slide 31, as I mentioned earlier on an adjusted basis our Corporate segment posted a loss of C$26 million this quarter, down from net income of C$17 million last quarter, but in line with our target of (C$20) million to (C$40) million per quarter. The year-over-year variance was primarily due to lower interest on income tax refunds, lower securitization gains, and lower earnings on excess capital.
In conclusion, we had a very strong quarter and an excellent year. For 2007 as a whole, we delivered adjusted EPS growth of 23%, way ahead of our 7% to 10% range. And our dividend is up by 19%. All of our businesses posted double-digit earnings growth. All have good momentum and are focused on executing their strategy in 2008.
And now back to Tim for your questions. Thank you.

Tim Thompson — Toronto-Dominion Bank — VP IR
As I mentioned at the beginning of the call, we’re asking those participating in the Q&A portion to ask one question at a time. Before ending the call today Ed will offer some final remarks. Let’s start with people in the room.
QUESTION AND ANSWER

Michael Goldberg — Desjardins Securities — Analyst
I’m just wondering, given the volatility in structured credit, has Ameritrade noticed any pickup in new clients that you can speak about? And one item that you have often given me, Colleen, is the deposits in Ameritrade that come through to TD. What is that amount?

Colleen Johnston — Toronto-Dominion Bank — CFO
I will come back to that. Maybe we will start with your first question. Let me just grab that number for you.

Ed Clark — Toronto-Dominion Bank — CEO
I think right now, obviously the client base is growing rather rapidly at TD Ameritrade, so they are clearly benefiting, as we are in TD Waterhouse in Canada, from a certain turmoil in the markets.

Colleen Johnston — Toronto-Dominion Bank — CFO
In terms of your other question, the deposits in TD Bank USA is at C$14.5 billion. That is in Canadian dollars.

Ian de Verteuil — BMO Nesbitt Burns — Analyst
The great numbers out of the Canadian P&C business, one of the things we do see though is the loan losses continue to rise. And I know that sort of a standard answer, it is in line with the loan growth. But like it doesn’t — the loan growth it is sort of 15, 20% and you are 30, 40%. Maybe you could try to put some parameters around it. I know obviously there’s a mix component and those types of things, but how much is due to the FICO scores moving around and those types of things?

Bernie Dorval — Toronto-Dominion Bank — Co-Chair of TD Canada Trust
As you mentioned, there is a portion of this that is due to the volume growth. And since the buying growth has happened for us, a lot in the Visa product. For example, we were 20% year-over-year at volumes in Visa and about 50% in VFC. That explains a portion of the growth. However, a portion of the growth is a result of new scorecards or new — actually it is a new system to originate — a new credit origination system that we implemented in — last year. As these systems were quite forward thinking, ahead of the market, what happened is the first group of the first cohorts of business that were originated, the models were not quite as well-balanced as we thought they were, so we made a lot of adjustments. Tim has referred to that in previous calls. We made a lot of adjustments to our models this year. And we’re actually quite pleased now with the performance of the second generation of these new credit engines.
In the meantime, we have to live with these underperforming cohorts that will have to work their way through as they mature. A cohort matures over a number of quarters. And so that is what we are seeing right now. That is the core explanation.

Ian de Verteuil — BMO Nesbitt Burns — Analyst
Is there a way of trying to quantify that? How much — it looks like it is C$15 million or C$20 million higher this quarter than I would have guessed. How do you think we should think about it?

Bernie Dorval — Toronto-Dominion Bank — Co-Chair of TD Canada Trust
The growth — if you look at the growth for the year, I would say more than half is attributable to these new issues — these new cohorts, before we had the time to change the scorecards or the models. That is where we are right now.

Ian de Verteuil — BMO Nesbitt Burns — Analyst
That is what, C$100 million (inaudible) about C$20 million in loan losses from — about half of that is getting — a cohort that probably wasn’t scored right?

Bernie Dorval — Toronto-Dominion Bank — Co-Chair of TD Canada Trust
Yes.

Tim Thompson — Toronto-Dominion Bank — VP IR
Let’s go to the phones. The first caller please.

Operator
Jim Bantis, Credit Suisse.

Jim Bantis — Credit Suisse — Analyst
Just following back on the comments regarding the Canadian dollar and specifically looking at Ontario, I know that the prepared comments talked about low level of impairment and nothing really foreseeable. But I guess when you talk to the man on the street and you read the headlines about auto losses, commercial real estate coming up empty, if you talk to your own commercial lenders they are rolling their eyes about some of the situations. Are we going to be surprised a little bit when this actually happens and it will be a step up in terms of impairs?

Tim Thompson — Toronto-Dominion Bank — VP IR
Want to take that, Mark?

Mark Chauvin — Toronto-Dominion Bank — Chief Risk Officer
Certainly. I think it is fair to say that the strengthening of the Canadian dollar will have an impact on the commercial portfolio. And quite frankly I would have thought would have an impact by now. We are certainly seeing it to some extent in the portfolio with the problems we see, but we’re not seeing a large increase, nor are we seeing to the extent where it is impacting our impairs. But I think that is probably — there’s a certain sense of that in the portfolio, and it wouldn’t surprise if that starts to show in the latter half of ‘08.

Tim Thompson — Toronto-Dominion Bank — VP IR
Next caller please.

Operator
Brad Smith, Blackmont Capital.

Brad Smith — Blackmont Capital — Analyst
I would just like to take that question south of the border. With respect to the real estate exposure that you have and the pending exposure you will have when you complete the Commerce Bank, I was wondering if you could maybe just talk a little bit about the watchlist and how it has been developing at Banknorth, and to the best of your knowledge at the Commerce Bancorp? I was wondering if you are — either of those entities are actively trying to hedge any of their positions with respect to the real estate exposures, which are quite high?

And then lastly I was just curious if I could get some sense for at Commerce Bancorp what the breakout between retail and commercial is in their CMOs securities book?

Bharat Masrani — Toronto-Dominion Bank — President and CEO of TD Banknorth
On the first question on real estate, the best explanation I can give you is that what we have at Banknorth, Banknorth is not an outlier relative to its peer group within its own market. At our June 28 investor day we broke out what exposures we had to real estate. And I’m going through memory here, but I think that is on our website. You can look at it. But about 37% or 40% is what we’re calling to investor real estate.
Furthermore we broke out what our exposures are to certain sectors within that segment and what kind of underwriting we have in that. All that suggests that we were comfortable with our exposures. Having said that, and I have been in the lending business, things can go wrong. Real estate can be volatile. But based on our analysis today on the portfolio, we feel comfortable with the exposures. But if things were to unravel with various things that you guys know as much as I do, there is a risk that our PCLs would go up.
With respect to Commerce, I’m not sure what exact exposure Commerce has provided. But part of our due diligence we did extensive work on their whole book, and felt comfortable that this was in line with what we would expect for a bank of that profile in that market to have the kind of exposures it does. And that view has not changed.

Tim Thompson — Toronto-Dominion Bank — VP IR
Next caller please.

Operator
Mario Mendonca, Genuity Capital Markets.

Mario Mendonca — Genuity Capital Markets — Analyst
A question for Colleen. I was a little surprised by your characterization of what Basel could do, effectively being somewhat beneficial, particularly in the context of everything we have learned about how Ameritrade, or the investment in Ameritrade, will be treated. In providing that guidance were you contemplating the effect of Ameritrade as well?

Colleen Johnston — Toronto-Dominion Bank — CFO
My comments were really more in respect to 2008, so the initial impact of the change in risk-weighted assets under the new methodology. When we move into 2009 then we are required to do the 50-50 on the TD Ameritrade investment, and that will clearly be a negative impact of about 150 basis points currently.

Operator
Rob Sedran, National Bank Financial.

Rob Sedran — National Bank Financial — Analyst
I guess just following up on the issue of Basel II, Colleen, you mentioned the possibility of capital relief in 2008 from the implementation. Are you able to give us a sense of what the rating agencies are telling you right now about that capital relief?
I guess the reason I ask is between the BNK privatization and the Commerce Bancorp acquisition, the balance sheet seems a little stretched, at least under the old regime. Was Basel II and the potential for capital relief a factor in your decision to take on CBH, or at least perhaps in the way it was structured?

Colleen Johnston — Toronto-Dominion Bank — CFO
It really wasn’t a major factor in our decision. In fact, I would say going into this there was even some uncertainty as to how all of Basel II might eventually get phased in. When we do our capital modeling we look at a number of different data points in terms of all the various rating agency models, Basel I, Basel II. And under all of those scenarios, we were certainly comfortable proceeding with the Commerce acquisition.

Operator
Shannon Cowherd, Citi.

Shannon Cowherd — Citi — Analyst
You mentioned the Commerce integration, any update on the branding strategy? Initially you were going to operate both brands simultaneously. Is that still the strategy, and what sort of parameters are you using to help decide?

Tim Thompson — Toronto-Dominion Bank — VP IR
Bharat?

Bharat Masrani — Toronto-Dominion Bank — President and CEO of TD Banknorth
We made the announcement when we announced the deal. This is a very important issue. It is a very important issue for our customers. It is very important for our employees. And we also said that we will do extensive research to make sure that our brands positioning, which is more important than the visual as to what would say, is gotten right before we move in any particular fashion. That work is ongoing.
The key point here is to make sure that our customer experience right through our footprint is consistent. And once we’re able to do that, I think the branding issue comes more in the forefront. So work is ongoing on that. We expect over the next few months to announce a specific approach in branding.

Operator
Sumit Malhotra, Merrill Lynch.

Sumit Malhotra — Merrill Lynch — Analyst
This one is for Bharat as well. When we look at loans in the P&C segment — U.S. P&C segment. Even if I adjust for currency, it looks like we are seeing a continued decline in your average loans. The last time we saw Banknorth, before the privatization real estate related loans were about 45% of the book. Obviously an area, both residential and commercial, that has slowed. Can you tell us where some of the best initiatives on the lending side right now are for the bank? And is this an area where you have pulled back in the short-term or are still some pockets of growth that you see is observable?

Bharat Masrani — Toronto-Dominion Bank — President and CEO of TD Banknorth
On the commercial side we are seeing growth. We are seeing good opportunities. I think that is related. It may be counterintuitive to what you have heard in the U.S., but I think the part of the country where we are, there is still pockets of strength. In fact, I would say our pipeline on the commercial side is healthy.
I think where we are seeing some weakness is more on the personal side. Which is expected given the rate cycles, given some of the uncertainties that are going on. So overall I’m happy with where we are. There are certain segments — the obvious segment you would see, where we are more cautious than we might have been two or three years ago in ensuring that underwriting is kept up to standards that you would expect out of TD. Overall I’m happy with the portfolio and the growth potential in the portfolio, given the tough market conditions.

Tim Thompson — Toronto-Dominion Bank — VP IR
Back in the room. Any other questions here?

Ian de Verteuil — BMO Nesbitt Burns — Analyst
A question for Bob. I think Ed mentioned a couple of times there probably was no special onetime items in structured credit. But I did notice the structured credit trading line was quite negative this quarter. How do you — what happened there?

Bob Dorrance — Toronto-Dominion Bank — Chairman and CEO of TD Securities
That clarifies the interest and credit part of trading related revenue that was negative in the quarter. And the significant amount of that was in our vanilla credit trading business. That was impacted by what went on in the credit markets. Specifically we had a positional bias wherein we are long assets. So we are long loans. There were long bonds. And we protect those with CDS. The spread between assets and CDS moved dramatically out during the quarter. And I think that was basically a liquidity issue in the marketplace.
The difference between the value which traditionally exists in a loan or a bond between the bond and the CDS, that basis, that delta in spread went against the market and against our positions in a fairly meaningful way. So on a mark-to-market basis we lost money.

Ian de Verteuil — BMO Nesbitt Burns — Analyst
I would have thought your CDS book, because you carry a fair amount of protection, I would have expected that, which I think it somewhere else, I would have expected that to have blown out and you would have had quite large gains there. But I think, Colleen, you said that was quite minimal this quarter.

Bob Dorrance — Toronto-Dominion Bank — Chairman and CEO of TD Securities
There are two different — when we used CDS to protect our loan book. That is what you see moving up and down through the quarterly adjustment to earnings. The other part of our business in our mark-to-market books and our trading books, we have positions we’re in were long assets and we protect with CDS.

And we mark the — we would mark the bond on the bid side of the market and we would mark the CDS to mid. And that delta in position, we would earn — typically we would earn money on that. What happened in the quarter was — and I think you can see this in a lot of banks’ results, especially in the U.S. and the European banks — is those relationships changed for a whole variety of reasons. I think underlying what happened is that funding assets became more difficult, so bids on bonds went down more rapidly than the countervailing trend on mids and CDS.
That is — that trend prevailed throughout the quarter. It rallied somewhat as credit rallied, but it still is in an area in the marketplace that hasn’t been seen before in terms of the difference between those two market classes. That is — we also lost money in credit trading over and above that. But a good part of what you see in that line in the credit trading related revenue being negative was accounted for by that movement. It didn’t really change — in an accrual book it wouldn’t have moved, in a trading book it moved.

Michael Goldberg — Desjardins Securities — Analyst
You mentioned that — I guess this is for Bharat or maybe for Colleen — you mentioned that the net interest margin in the U.S., there were some regular items that pushed it up to about 4%. Can you elaborate on what those were?

Bharat Masrani — Toronto-Dominion Bank — President and CEO of TD Banknorth
They were various items. I think we had a small recovery in one of the commercial loans. So we sometimes when we recover sometimes we get interest back, and so it was a good thing. Other quarters you might see interest going out. We see a non-recurring from my perspective we should not be banking on those, because they may not happen. So it is various items, small items like that. And we can go back and if there’s more information you require, we can provide that. But I think the message there is that what you see in the previous quarter is a good runrate to look at. And we are seeing compression from that level.

Tim Thompson — Toronto-Dominion Bank — VP IR
Back to the phones please. Next caller.

Operator
Andre Hardy, RBC Capital Markets.

Andre Hardy — RBC Capital Markets — Analyst
On slide 29, which deals with disclosures on hot topics, I’m just trying to understand better what you’re trying to say on the LBO side. You tell us you have nominal LBO exposure. You tell us there were no mark-to-market related to LBO exposure. But you have at least one fairly large commitment that I wouldn’t describe as nominal. Maybe explain to me why you describe it as nominal? Are there hedges that you can tell us about that we’re not aware of, and that may be why there are no mark-to-markets or is it something else?

Mark Chauvin — Toronto-Dominion Bank — Chief Risk Officer
It is Mark Chauvin. I will handle that question. When we are saying nominal LBO exposure what we’re talking to is our hold position or that portion of the book that we have retained on a credit, which we have determined to be highly leveraged, a highly leveraged transaction. Late in the market we started identifying these as we were doing them to make sure we had a handle on our total exposure to that amount.
So when we say nominal, if you are to add those across it is well diversified with relatively small holes on each particular item. In total it would be less than 1% of our total book. That is why we reached the conclusion that it is nominal.

Tim Thompson — Toronto-Dominion Bank — VP IR
Next caller please.

Operator
Darko Mihelic, CIBC World Markets.

Darko Mihelic — CIBC World Markets — Analyst
I actually — regarding the same slide, I just want a point of clarification just to make sure I’m not looking at this incorrectly. You say you have no exposure to TD sponsored SIVs. Do you have exposure to other bank sponsored SIVs?

Mark Chauvin — Toronto-Dominion Bank — Chief Risk Officer
It is Mark Chauvin again. As you — throughout the loan portfolio we do have some small exposures to other banks — to two other bank sponsored — not TD sponsored, but other SIV structured investment vehicles. In each case the amounts or their credit, their backup liquidity line, they are again structures that have not had downgrades. They are relatively small amounts. I would characterize it as nominal. It is just that we have a bit of derivative, but it is very small again. If you add those together in terms of our credit exposure to SIVs, it is not material in my view.

Operator
Jim Bantis, Credit Suisse.

Jim Bantis — Credit Suisse — Analyst
It looked like to be a little bit of a soft quarter in personal banking from the perspective of retail marketshares tumbling a little bit relative to the May 2007 numbers. I was specifically looking at personal loans, you had highlighted that the credit card market share actually had ramped up quite nicely, up 35 bps. Maybe you can tell us where you’re actually losing share in, and what are we doing to turn it around?

Bernie Dorval — Toronto-Dominion Bank — Co-Chair of TD Canada Trust
On the personal side, on the loan side, I would say it is on the real estate secured business where we have seen some slippage. We are quite happy. Actually the volume growth is quite nice, if you look at our real estate secured volume growth. But we haven’t grown as quite as fast as the market. So we’re doing a number of things with regard to this, including increasing significantly our mortgage salesforce. We have added 50 mortgage salesforce people this year. We’re going to add another 50 next year. We’re improving the skill set — the sales skill set of our people in the branches right now.

And we believe that our strategy to be open longer hours, etc., will be also conducive to having more customers come to us for their mortgage products. So we are addressing this. We have slipped a little bit lately, but we are hopeful that we going to be able to get this back.

Tim Thompson — Toronto-Dominion Bank — VP IR
One last question before we go back to Ed to finalize the call. So to the callers please. Next caller.

Operator
Mario Mendonca, Genuity Capital Markets.

Mario Mendonca — Genuity Capital Markets — Analyst
Actually I just wanted to see if you could address what Andre Hardy was actually getting at there on the Bell commitment?

Ed Clark — Toronto-Dominion Bank — CEO
Good. So if we’re done, as I said at the start, a great fourth quarter, a spectacular year. I think all our franchises business delivered the goods. I think you can see that the benefits of our transparent and our approach to risk/reward in Wholesale banks have clearly paid off. I think we are incredibly well-positioned now in the U.S. in terms of building a retail franchise. And we look forward to trying to achieve — go for close to C$4 billion of retail earnings next year alone. A great position to be in. Thank you very much.

Tim Thompson — Toronto-Dominion Bank — VP IR
Thanks. With that we will end the meeting. Have a good day.